

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Sudhanshu Priyadarshi
Chief Financial Officer
Keurig Dr Pepper Inc.
53 South Avenue
Burlington, Massachusetts 01803

   Re: Keurig Dr Pepper Inc.
     Form 10-K for the Year Ended December 31, 2022
     Filed February 23, 2023
     File No. 001-33829

Dear Sudhanshu Priyadarshi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing